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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

                         KLLM TRANSPORT SERVICES, INC.
                           (Name of Subject Company)

                         ------------------------------

                         KLLM TRANSPORT SERVICES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                             (INCLUDING ASSOCIATED
                                SERIES A JUNIOR
                         PARTICIPATING PREFERRED STOCK
                                PURCHASE RIGHTS)
                        (Title of Classes of Securities)

                                   482498102
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                LELAND R. SPEED
          CHAIRMAN OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
                         KLLM TRANSPORT SERVICES, INC.
                              135 RIVERVIEW DRIVE
                          RICHLAND, MISSISSIPPI 39218
                                 (601) 939-2545
          (Name, Address and Telephone Number of Person authorized to
                Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                                WITH A COPY TO:
                             SIDNEY J. NURKIN, ESQ.
                               ALSTON & BIRD LLP
                              ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7000

/X/ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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PRESS RELEASE___________________________________________________________________

                                            Contact: Leland Speed
                                                   Chairman of the Special
                                                   Committee of the
                                                   Board of Directors
                                                   (601) 354-3555

                   KLLM ANNOUNCES DEFINITIVE MERGER AGREEMENT

JACKSON, Miss. (May 26, 2000)--The Board of Directors of KLLM Transport Services, Inc. (Nasdaq: KLLM) announced today that KLLM has entered into a definitive merger agreement with High Road Acquisition Corp, a company formed by Jack Liles, KLLM's president, and Bernard Ebbers.

Under the definitive agreement, a subsidiary of High Road will commence, within 5 business days, a cash tender offer to purchase all of the outstanding shares of KLLM common stock at a price of $8.05 per share. The tender offer will be contingent on receiving at least a majority of the outstanding shares on a fully diluted basis and on other customary conditions. Following the tender offer, any outstanding KLLM shares would be acquired in a merger of the subsidiary of High Road and KLLM, in which the remaining KLLM stockholders would also receive $8.05 per share. Messrs. Liles and Ebbers had previously withdrawn a bid to acquire KLLM but submitted their revised bid to the Special Committee of the Board of Directors on May 25, 2000.

In light of entering into the definitive agreement, the Special Committee of the Board of Directors of KLLM reaffirms its recommendation that the stockholders of KLLM should reject the offer to purchase all of KLLM's outstanding common stock for $7.75 per share made by Low Acquisition Corp. on April 12, 2000, and that KLLM's stockholders not tender their shares of KLLM common stock in Low Acquisition's offer.

KLLM is an irregular-route truckload carrier, specializing in providing high quality transportation services in North America. Operations include over-the-road long- and regional-haul transportation services for both temperature-controlled and dry commodities.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF KLLM. AT THE TIME THE OFFER IS COMMENCED, HIGH ROAD WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND KLLM WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY AMENDMENTS THAT MAY BE FILED SHOULD BE READ CAREEFULLY BY KLLM STOCKHOLDERS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF KLLM, AT NO EXPENSE TO THEM, THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.